*AB 3/19

[redacted]

14048732

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 4 2014

SEC FILE NUMBER
8-67127

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Watson Management Associates, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

161 Grand Street #2A
(No. and Street)

New York (City) New York (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marc Stoltz 516 222 9111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company LLP
(Name – *if individual, state last, first, middle name*)

529 Ffith Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OD 3/24/14

OATH OR AFFIRMATION

I, Mark Goodman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Watson Management Associates, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO/FINOP

Title

NANCY ANN MARINAS
NOTARY PUBLIC, State of New York
No.01MA4765396
Qualified in Nassau County
Commission Expires September 30, 2014

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATSON MANAGEMENT ASSOCIATES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

WATSON MANAGEMENT ASSOCIATES, LLC
(A Limited Liability Company)
DECEMBER 31, 2013

TABLE OF CONTENTS

COOPERMAN

INDEPENDENT AUDITORS' REPORT

To the Member
Watson Management Associates, LLC

We have audited the accompanying statement of financial condition of Watson Management Associates, LLC (the "Company") as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditors consider internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Watson Management Associates, LLC as of December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

Citrin Cooperman & Company, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 27, 2014

WATSON MANAGEMENT ASSOCIATES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	32,504
Other assets		2,152
Total assets	$	34,656

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	13,990
Member's equity		20,666
Total liabilities and member's equity	$	34,656

See accompanying notes to statement of financial condition.

WATSON MANAGEMENT ASSOCIATES, LLC
(A Limited Liability Company)
NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

1. ORGANIZATION AND NATURE OF BUSINESS

Watson Management Associates, LLC (the "Company") was formed as a Delaware limited liability company on May 2, 2005. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on April 26, 2006. The Company was formed to act as an introducing broker of investors to investment funds, private placements or private offerings, private fund managers, and investment advisors. To date, there have been no transactions for the Company that required a registered broker-dealer. The sole member of the Company (the "member") is also the sole member of a related entity that provides services and receives referral fees for non-securities-related transactions (See Note 4).

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee. The limited liability agreement provides for the dissolution of the Company on December 31, 2035, unless dissolved earlier by the member.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of estimates
The preparation of the Statement of Financial Condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Statement of Financial Condition. Actual results could differ from those estimates.

3. INCOME TAXES

The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities, and items of income, deductions, and tax credits are treated as those of the member, who is responsible for any taxes thereon. The Company is subject to the New York City Unincorporated Business Tax ("UBT"). Since the Company did not have taxable income in 2013, no provision for the UBT was required.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The Company is no longer subject to local income tax examinations by taxing authorities for years before 2010.

4. RELATED-PARTY TRANSACTIONS

In accordance with an agreement between the member and the Company, operating expenses of the Company are paid by the member. Under the agreement, the member allocates to the Company its share of these operating expenses including rent, telephone and other expenses normally associated with the operation of the Company.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. At December 31, 2013, the Company had net capital of $18,514, which exceeded the Company's minimum net capital requirement of $5,000. The Company's percentage of aggregate indebtedness to net capital was 76% as of December 31, 2013.

6. CONTINUING OPERATIONS

The sole member of the Company has committed to provide capital to support the Company's continuing operations as needed. During 2013, capital contributions from the member totaled $72,860.

7. SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2013 and determined that there are no material events that would require disclosures in the Company's financial statements.